SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quest Resource Holding Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74836W 104

(CUSIP Number)

Brian S. Dick

Bear & Bug, L.P.

6175 Main Street, Suite 420

Frisco, Texas 75034

(972) 464-0004

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert S. Kant, Esq.

Greenberg Traurig, LLP

2375 East Camelback Road, Suite 700

Phoenix, Arizona 85016

September 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74836W 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brian S. Dick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,808,648(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,808,648(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,808,648(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.26%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 33,333 shares of Common Stock issuable to Brian S. Dick upon the exercise of stock options, which are currently vested and exercisable.
(2)	Based on 111,657,804 shares of Common Stock outstanding on April 20, 2015, plus 33,333 shares of Common Stock issuable to Brian S. Dick upon the exercise of stock options, which are currently vested and exercisable.

CUSIP No. 74836W 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bear & Bug, L.P. 36-4743499
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,775,315
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,775,315
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,775,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%(3)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)	Based on 111,657,804 shares of Common Stock outstanding on April 20, 2015.

CUSIP No. 74836W 104

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2013 (the “Schedule 13D”) relating to the shares of common stock, $0.001 par value per share (“Common Stock”), of Quest Resource Holding Corporation, a Nevada corporation formerly known as Infinity Resources Holdings Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 6175 Main Street, Suite 420, Frisco, Texas 75034. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a) This Amendment No. 1 to Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Brian S. Dick, an individual (“Dick”), and (ii) Bear & Bug, L.P., a Texas limited partnership (“Bear & Bug”). Dick is the general partner and controls the investment decisions of Bear & Bug. As a result of the foregoing, Dick may be deemed to beneficially own the securities of the Issuer owned by Bear & Bug.

The Reporting Persons have entered into a Joint Filing Agreement dated as of May 6, 2015 (the “Joint Filing Agreement”), a copy of which is attached as Exhibit A to this Amendment No. 1, pursuant to which the Reporting Persons have agreed to jointly file this Amendment No. 1, including any and all further amendments to the Schedule 13D.

(b) The business address of Dick is 6175 Main Street, Suite 420, Frisco, Texas 75034. The principal office of Bear & Bug is located at c/o Jordan, Houser & Flournoy, LLP, 2591 N. Dallas Parkway, Suite 408, Frisco, Texas 75034. The principal business of Bear & Bug is investments.

(c) Dick is a director and the Chief Executive Officer and President of the Issuer. The address of the Issuer is 6175 Main Street, Suite 420, Frisco, Texas 75034.

(d) During the last five years neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Dick received 12,000,000 shares (the “Quest Shares”) of Common Stock and a 7% convertible secured promissory note due July 16, 2016 in the principal amount of $11,000,000 (the “Note”) as partial consideration for 50% of the membership interests in Quest Resource Management Group, LLC, a Delaware limited liability company (“Quest”), pursuant to a Securities Purchase Agreement, dated July 16, 2013 (the “Agreement”), by and among the Issuer, Quest Resources Group, LLC, Dick, and Jeff Forte. The Quest Shares were issued in the name of Bear & Bug The Agreement was filed with the SEC on July 22, 2013 on a Current Report on Form 8-K. The transactions contemplated by the Agreement closed on July 16, 2013.

In connection with the closing of a public offering of the Issuer’s Common Stock, the Note was cancelled in consideration for a cash payment to Dick of $5,500,000 and the conversion of the remaining outstanding principal amount and any accrued but unpaid interest under the Note into 2,775,315 shares (the “Conversion Shares”) of the Issuer’s Common Stock at the conversion price of $2.00 per share. The Conversion Shares were issued in the name of Bear & Bug. A press release announcing the closing of the public offering was filed with the SEC on September 24, 2014.

CUSIP No. 74836W 104

Item 4.	Purpose of the Transaction

Dick received the Quest Shares and the Note in consideration for his ownership interest in Quest under the terms and conditions of the Agreement.

Bear & Bug received the Conversion Shares upon conversion of the Note.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Bear & Bug beneficially owns 14,775,315 shares of Common Stock, which represent approximately 13.23% of the outstanding shares of Common Stock. Dick individually beneficially owns 33,333 shares of Common Stock issuable to Dick upon exercise of stock options, which are currently vested and exercisable. By reason of Dick being the general partner and controlling the investment decisions of Bear & Bug, Dick may be deemed to beneficially own a total of 14,808,648 shares of Common Stock, which represent approximately 13.26% of the outstanding shares of Common Stock.

(b) Bear & Bug has the sole power to vote and sole power to dispose of 14,775,315 shares of Common Stock, which represent approximately 13.23% of the outstanding shares of Common Stock. Dick has the sole power to vote and sole power to dispose of 33,333 shares of Common Stock issuable to Dick upon exercise of stock options, which are currently vested and exercisable. By reason of Dick being the general partner and controlling the investment decisions of Bear & Bug, Dick may be deemed to have the sole power to vote and sole power to dispose of 14,808,648 shares of Common Stock, which represent approximately 13.26% of the outstanding shares of Common Stock.

CUSIP No. 74836W 104

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transactions stated in Item 3 above.

Reference is also made to the Stockholders Voting Agreement, dated as of July 16, 2013, by and among the Issuer; Mitchell A. Saltz and Colton R. Melby; and Dick and Jeff Forte, which was filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2013.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated as of May 6, 2015.

CUSIP No. 74836W 104

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 6, 2015

/s/ Brian S. Dick

Brian S. Dick

BEAR & BUG, L.P.

By: /s/ Brian S. Dick

      Brian S. Dick, General Partner

CUSIP No. 74836W 104

EXHIBIT A

JOINT FILING AGREEMENT

Dated as of May 6, 2015

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of an Amendment No. 1 to Schedule 13D (including any and all further amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Quest Resource Holding Corporation, a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Amendment No. 1 to Schedule 13D (including any and all further amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

Dated: May 6, 2015

/s/ Brian S. Dick

Brian S. Dick

BEAR & BUG, L.P.

By: /s/ Brian S. Dick

Brian S. Dick, General Partner